CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated February 28, 2019, relating to the financial statements and financial highlights of Defiance Future Tech ETF and Defiance Quantum ETF, each a series of ETF Series Solutions, for the period ended December 31, 2018, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.  We also hereby consent to the references to our firm in this Registration Statement on Form N-1A of Defiance Vehicle & Technology Innovators ETF, a series of ETF Series Solutions, under the headings “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.
Cohen & Company, Ltd.
Milwaukee, Wisconsin
April 25, 2019